Exhibit 99(a)(11)


                  SECOND SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                             DATED JANUARY 29, 2001
                                       of
                     UP TO 4,225,000 SHARES OF COMMON STOCK
                                       of
                             RANGER INDUSTRIES, INC.
                           at $2.00 Per Share in Cash
                                       by
                           BUMGARNER ENTERPRISES, INC.

      The information contained in this Second Supplement (this "Second Supplement") to the Offer to Purchase dated December 29, 2000 (as amended and supplemented by the Supplement to the Offer to Purchase dated January 24, 2001) of Bumgarner Enterprises, Inc., a Florida corporation ("Bumgarner") of which Charles G. Masters is the owner of 77.452% its common stock (the "Offer to Purchase," and together with the related letter of transmittal, each as amended or supplemented from time to time, the "Offer Documents"), amends and supplements the Offer Documents. Except as otherwise set forth in this Second Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Tender Offer, and this Second Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase. All page number references set forth herein refer to the Offer to Purchase.

      Procedures for tendering shares are set forth in The Tender Offer - Procedure for Tendering Shares of the Offer to Purchase. Tendering shareholders may use the original (blue) Letter of Transmittal and the original (gray) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase.

      Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Tender Offer. Shareholders are not required to take any further action with respect to such shares in order to derive the benefits of the amendments to the Offer Documents contained herein. See The Tender Offer
- Withdrawal Rights of the Offer to Purchase for the procedures for withdrawing shares of Ranger common stock tendered pursuant to the Offer to Purchase.

      The Offer to Purchase, this Second Supplement and the related letter of transmittal contain important information which should be read before any decision is made with respect to the Tender Offer.

      We hereby amend and supplement the Offer Documents as follows:

1.  Extension of Tender Offer.

      The Offer Documents are amended and supplemented as follows:

      The expiration date of the Tender Offer has been extended to 12:00 midnight, New York City time, on February 5, 2001, unless and until Bumgarner shall further extend the period of time during which the Tender Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Tender Offer, as so extended by Bumgarner, shall expire.

2.  Proration and Delay in Payment.

      The second paragraph on page 10 is amended and supplemented to read in its entirety as follows:

      "In the event of proration, Bumgarner will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date; however, Bumgarner does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the Expiration Date. Certificates for all shares



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tendered and not purchased, including shares not purchased due to proration, will be returned to the tendering shareholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Bumgarner's expense promptly after the Expiration Date or termination of the Tender Offer without expense to the tendering shareholders; provided, however, that under the Handel and Perlmutter Purchase Agreements, Bumgarner has agreed to purchase all shares held by Messrs. Handel and Perlmutter which are tendered in the Tender Offer but not purchased because of proration, at a price of $2.00 per share. The purchase will be made simultaneously with the closing of the Tender Offer. See Special Factors - Interests of Certain Persons in the Tender Offer and the Merger, above. Under no circumstances will interest on the purchase price be paid by Bumgarner regardless of any delay in making such payment. In addition, if certain events occur, Bumgarner may not be obligated to purchase shares under the Tender Offer. See The Tender Offer - Conditions to the Tender Offer, below."

3. Amendment to Source and Amount of Funds.

      The Offer Documents are amended and supplemented as follows:

      "Bumgarner will borrow all of the funds necessary to complete the tender offer and its obligations under the Handel and Perlmutter Purchase Agreements from Guaranty Bank & Trust Company, Denver, Colorado ("Guaranty"). Bumgarner and Guaranty have entered into a loan agreement by which Guaranty has agreed to provide up to $8.5 million to Bumgarner. The loan agreement provides for Bumgarner to pay a fee of $10,000, and interest of 6.4% per annum on a monthly basis throughout the term of the loan. The term of the loan is 24 months and it matures on January 29, 2003. Bumgarner has agreed to collateralize the loan using $9,000,000 that the affiliates of Bumgarner, including Mr. Masters, will cause Ranger to place on deposit with Guaranty upon consummation of the Merger. The loan agreement provides that Bumgarner may pay the entire amount due at any time before the maturity date, with no prepayment penalty. Bumgarner may elect to prepay a portion of the loan with the funds on deposit, but expects to be able to repay the loan with cash flow from its anticipated operations, if successful. Bumgarner does not currently have alternative financing arrangements or alternative financing plans in the event the financing with Guaranty falls through."

4.  Amendment to Background of the Tender Offer.

      The first full paragraph on page 7 is amended and supplemented to read in its entirety as follows:

      "During the course of the negotiations with Mr. Masters, Ranger's management continued to evaluate the other indications of interest received by Ranger as a result of its advertisement. Of the handful of proposals which management deemed to be for valid business purposes, including a proposal it received in November 2000 by an internet-based provider of funeral services to launch a tender offer to purchase up to 85% of the shares of Ranger common stock at a price of $2.05 per share, Ranger's management found Mr. Masters' proposal to be the most promising in potentially enhancing shareholder value. While many of the proposals received from other parties would have resulted in Ranger shareholders receiving nominal cash distributions, the alternative with Mr. Masters would afford the Ranger shareholders the option to tender their shares for cash in the Tender Offer and those who would continue to remain Ranger shareholders would benefit from the Bumgarner business since Bumgarner, after the purchase of the 14,720,000 newly issued shares of Ranger common stock, would become a subsidiary of Ranger. The Ranger management believed the Bumgarner business might have business potential in generating value for the Ranger shareholders. In contrast, although the proposal by the internet-based provider of funeral services for a tender offer to purchase up to 85% of the shares of Ranger common stock would have been for a purchase of a greater number of Ranger stock at a higher price, Ranger's management evaluated the potential benefits the remaining Ranger shareholders would derive from the business proposed by the internet-based provider of funeral services against Bumgarner's business and concluded that Bumgarner's concentration in the oil and gas industry in today's market environment would be more likely to provide a better alternative for the remaining Ranger shareholders in



                                       2

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enhancing shareholder value. See The Tender Offer - The Merger Agreement and
Certain Other Agreements, below."

5.  Guaranty by Charles G. Masters.

      The information on page 9 is amended and supplemented by inserting the following immediately after the discussion regarding the irrevocably proxy executed by Charles G. Masters:

      "Charles G. Masters executed on January 29, 2001 a guaranty whereby Mr. Masters personally guarantees that, upon the completion of the Merger, he will cause Bumgarner and Ranger to consummate the Tender Offer pursuant to the terms and conditions of the Merger Agreement."





                                       3

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      Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of Ranger or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                      The Depositary for the Tender Offer is:

                     Continental Stock Transfer & Trust Company

                      By Mail, Overnight Courier and Hand:

                     Continental Stock Transfer & Trust Company
                            Reorganization Department
                                   2 Broadway
                            New York, New York 10004

                           By Facsimile Transmissions
                        (for Eligible Institutions Only):

                                 (212) 616-7610

                              Confirm by Telephone:

                                 (212) 845-3226

      Any questions or requests for assistance or additional copies of the Offer to Purchase, this Second Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Tender Offer.

                   The Information Agent for the Tender Offer is:

                           Beacon Hill Partners, Inc.
                                 90 Broad Street
                            New York, New York 10004

                           Call Collect (212) 843-8500
                          Call Toll Free (800) 755-5001